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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               ANSOFT CORPORATION
                   ------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)


                                  036384 10 5
                   ------------------------------------------
                                 (CUSIP Number)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 036384 10 5
         ---------------------

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

                               THOMAS A.N. MILLER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSRUCTIONS)                                         (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY


          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                                UNITED STATES
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      774,953
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,174,100
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     774,953
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,174,100
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               2,949,053
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    38.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       IN
          ---------------------------------------------------------------------


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ITEM 1(a).        NAME OF ISSUER:  Ansoft Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1440 North Lake Way
                  Palm Beach, Florida 33480

ITEM 2(a).        NAME OF PERSON FILING:

                  Thomas A.N. Miller

ITEM 2(b).        ADDRESS OR PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

                  Four Station Square, Suite 660,
                  Pittsburgh, Pennsylvania 15219

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, Par Value $0.1 Per Share

ITEM 2(e).        CUSIP NUMBER:

                  036384 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a) ( )  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT

         (b) ( )  BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT

         (c) ( )  INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF THE ACT

         (d) ( ) INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT

         (e) ( ) INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940

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         (f) ( ) EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT
                 TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND

         (g) ( ) PARENT HOLDING COMPANY, IN ACCORDANCE WITH SECTION 240.13d-1(b)(ii)(G))

         (h) ( ) GROUP, IN ACCORDANCE WITH SECTION 240.13d-1(b)(1)(ii)(H)

         Not Applicable

ITEM 4. IF THE PERCENT OF THE CLASS OWNED, AS OF DECEMBER 31 OF THE YEAR COVERED BY THE STATEMENT, OR AS OF THE LAST DAY OF ANY MONTH DESCRIBED IN RULE 13d-1(b)(2), IF APPLICABLE, EXCEEDS FIVE PERCENT, PROVIDE THE FOLLOWING INFORMATION AS OF THE DATE AND IDENTIFY THOSE SHARES WHICH THERE IS A RIGHT TO ACQUIRE:

          (a) AMOUNT BENEFICIALLY OWNED: 2,949,053. Such number includes 2,174,100 shares of Ansoft Corpration common stock owned by American Banner Resources, Inc., a company in which the reporting person is an officer, director and controlling stockholder, but excludes 147,000 shares held by trusts for the benefit of certain family members of the reporting person with respect to which trusts the reporting person is not a trustee and disclaims any beneficial ownership.

          (b)  PERCENT OF CLASS: 38.2%

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 774,953 shares

               (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 2,174,100 shares. Such shares are owned by American Banner Resources, Inc., a company in which the reporting person is an officer, director and controlling stockholder.

               (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                     OF: 774,953 shares

               (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                     2,174,100 shares. Such shares are owned by American Banner Resources, Inc., a company in which the reporting person is an officer, director and controlling stockholder.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. IF THIS STATEMENT
          IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ( ).

          Not Applicable


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Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON. IF ANY OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SUCH SECURITIES, A STATEMENT TO THAT EFFECT SHOULD BE INCLUDED IN RESPONSE TO THIS ITEM AND, IF SUCH INTEREST RELATES TO MORE THAN FIVE PERCENT OF THE CLASS, SUCH PERSON SHOULD BE IDENTIFIED. A LISTING OF THE SHAREHOLDERS OF AN INVESTMENT COMPANY REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940 OR THE BENEFICIARIES OF EMPLOYEE BENEFIT PLANS, PENSION FUND OR ENDOWMENT FUND IS NOT REQUIRED.

          Included in the aggregate number of shares of the common stock of Ansoft Corporation beneficially owned by the reporting person reported in Item 4(a) above, is 2,174,100 shares held by American Banner Resources, Inc., a company in which the reporting person (along with Nicholas Csendes) is an officer, director and controlling person.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. IF A PARENT HOLDING COMPANY HAS FILED THIS SCHEDULE, PURSUANT TO RULE 13d-1(b)(ii)(G), SO INDICATE UNDER ITEM 3(g) AND ATTACH AN EXHIBIT STATING THE IDENTITY AND THE ITEM 3 CLASSIFICATION OF THE RELEVANT SUBSIDIARY. IF A PARENT HOLDING COMPANY HAS FILED THIS SCHEDULE PURSUANT TO RULE 13d-1(c) ATTACH AN EXHIBIT STATING THE IDENTIFICATION OF THE RELEVANT SUBSIDIARY.

          Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. IF THE GROUP HAS FILED THIS SCHEDULE PURSUANT TO RULE 13d-1(b)(ii)(H), SO INDICATE UNDER ITEM 3(h) AND ATTACH AN EXHIBIT STATING THE IDENTIFY AND ITEM 3 CLASSIFICATION OF EACH MEMBER OF THE GROUP. IF A GROUP HAS FILED THIS SCHEDULE PURSUANT TO RULE 13d-1(c) ATTACH AN EXHIBIT STATING THE IDENTITY OF EACH MEMBER OF THE GROUP.

          Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP. NOTICE OF DISSOLUTION OF A GROUP MAY BE FURNISHED AS AN EXHIBIT STATING THE DATE OF DISSOLUTION AND THAT ALL FURTHER FILINGS WITH RESPECT TO TRANSACTIONS IN THE SECURITY REPORTED ON WILL BE FILED, IF REQUIRED, BY MEMBERS OF THE GROUP, IN THEIR INDIVIDUAL CAPACITY. SEE ITEM 5.

          Not Applicable

ITEM 10. CERTIFICATION. THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-1(b):


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          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND
          BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 13, 1997
                                            --------------------------
                                                        Date

                                              /s/ Thomas A.N.Miller
                                            --------------------------
                                                     Signature

                                                   Thomas A.N. Miller
                                            --------------------------
                                                        Name


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